UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 333-297311

SCORPIO GOLD CORP.

(Registrant)

Suite 750, 1095 West Pender Street

Vancouver, British Columbia, Canada V6E 2M6

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

INCORPORATION BY REFERENCE

Exhibit 99.1 included with this Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statement on Form F-10 (File No. 333-297311) and shall be deemed to be a part thereof from the date on which this report on Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCORPIO GOLD CORP.
(Registrant)

Date September 2, 2026	By	/s/ Zayn Kalyan
Zayn Kalyan
Chief Executive Officer, President and Director

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press Release dated September 2, 2026 – Scorpio Gold drills 3.02 G/T gold over 48.92 metres from 118.87 metres and 1.19 G/T gold over 99.94 metres from 98.61 metres at the Goldwedge target at Manhattan